Securities and Exchange Commission
Division of Corporation  Finance
100 F Street, N.E. Washington, D.C. 20549

September 19, 2016

RE : Astic s Inc.

Qualification effective date  request
Filed on June 15, 2016
File No. 024-10564

La dies and Gentlemen:

On   beha lf   of   Astics,   Inc.,  a  Texas  corporation  ( "Company" ),    we   hereby  are   requesting  the   1A qualification effective date  to  be on September 22nd, 2016. The circular initially filed  with the  Securities and Exchange Co mmission ( "Commission" )  on June 15, 2016 ( " Offering Circular" ) .

Mrunal Desai

Chief E xec utive Officer
Astics, Inc.

2167 El Capitan Ave, Santa Clara, CA 95050